SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number__________

(Check One)
☐ Form 10-K and Form 10-KSB	☐ Form 11-K

☑ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period ended:	December 31, 2001

☐ Transition Report on Form 10-K and Form 10-KSB	☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period ended

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	MARNETICS BROADBAND TECHNOLOGIES, LTD.

Former name if applicable:	STAV ELECTRICAL SYSTEMS (1994) LTD.

Address of principal executive office (Street and number):	10 HAYETZIRA STREET P.O. BOX 2640

City, state and zip code:	RA’ANANA, ISRAEL 4300

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and ☑

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      We are waiting for final review of the Form 20-F by our Board of Directors and Certified Public Accountants regarding the restructuring of debt of the Company, resulting from monies owed the Company from the municipality of Hod Hasharon, monies owed to the Company from the purchase of the electrical business by Idan, a company under the control of the former CEO of the Company and shareholder, Mr. Dov Strikovsky, and the write down of goodwill from activities previously reported in the Form 20-F from the period ended December 31, 2000.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Ilan Hadar	972	9-761-6863

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes ☑    No ☐

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   Yes ☑    No ☐

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On May 9, 2001 an agreement (the “Bank Agreement”) was signed between the Company and Bank Hapoalim, Ltd. (the “Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”).

     In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

     In addition, the Company has provided the bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of the municipality of Hod Hasharon.

     In May 2002, the Company presented to the municipality of Hod Hasharon a final bill for payment by the end of June, 2002. The company will have to assess the financial impact on its financial statements in case the payment will not be done on time by the municipality of Hod Hasharon.

     At present there are no legal procedures, but the legal advisors on this matter have written to the Company that negotiations by the Company’s lawyers with the lawyers of the municipality of Hod Hasharon are considered to be legal procedures, and as such, the Bank has the right under the Bank Agreement to claim the Company’s guarantee to the Bank, no earlier than November 30, 2002 if the municipality of Hod Hasharon does not pay the Bank, instead of May 31, 2002 when the bank is able to claim the guaranty from the Company.

     Following the Bank Agreement, on June 30, 2001 an agreement (the “Agreement”) was signed between Mr. Dov Strikovsky, former CEO of the Company and a shareholder, and the Company pursuant to which Mr. Strikovsky agreed to reimburse the Company for the Repaid Amount and any additional amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of the municipality of Hod Hasharon. The reimbursement amount of $954,000 is due and payable to the Company and will be paid in monthly installments of $48,000 commencing on June 1, 2004 until paid in full. All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4% per annum.

     The reimbursement amount of $954,000 may not be recognized as the Company is assessing the probability of its realization.

     Effective March 2001 the Company sold to IDAN, a company under the control of Mr. Strikovsky, all the fixed assets, inventories and other assets and liabilities related to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installments will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company is considering the collectibility probability, as to whether to establish an allowance on the amount not yet collected.

     The merger between Marnetics and the Company was accounted for as a reverse merger. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the “accounting acquirer” in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000 and 1999 include the operations of Marnetics. The December 31, 2000 balance sheet includes the accounts of the Company and Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly.

     During 2001 and 2002, in view of the markets downstream, the Company is assessing the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). The result of the assessment could be a full write-off of the goodwill.

MARNETICS BROADBAND TECHNOLOGIES, LTD.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 24, 2002
	By:	/s/ David Sheetrit

David Sheetrit Chief Operating Officer